Exhibit 12

J.C. Penney Company, Inc.
Computation of Ratios of Earnings to Fixed Charges
(Unaudited)

	52 Weeks	52 Weeks	52 Weeks	53 Weeks	52 Weeks
	Ended	Ended	Ended	Ended	Ended
($ in millions)	1/30/2016	1/31/2015	2/1/2014	2/2/2013	1/28/2012
Income/(loss) from continuing operations before income taxes	$(504)	$(694)	$(1,708)	$(1,227)	$(428)
Fixed charges:
Net interest expense	405	406	352	226	227
Interest income included in net interest	—	—	1	6	8
Loss on extinguishment of debt, bond premiums and unamortized costs	10	34	114	—	—
Estimated interest within rental expense	94	98	99	101	104
Total fixed charges	509	538	566	333	339
Total earnings available for fixed charges	$5	$(156)	$(1,142)	$(894)	$(89)
Ratio of earnings to fixed charges	—	(0.3)	(2.0)	(2.7)	(0.3)
Coverage deficiency	504	694	1,708	1,227	428